SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated January 18, 2018 between
ETF SERIES SOLUTIONS
and
SALT FINANCIAL, LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Rate
Salt High truBetaTM US Market ETF	0.29%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of January 14, 2019.
ETF SERIES SOLUTIONS, on behalf of each Fund listed on this Schedule A

By: /s/ Michael D. Barolsky
Name: Michael D. Barolsky
Title: Vice President and Secretary

SALT FINANCIAL LLC

By: /s/ Anthony R. Barchetto
Name: Anthony R. Barchetto
Title: Chief Executive Officer